Exhibit 6

QUALIFICATION CERTIFICATE

The undersigned, J. Obie Stickler, the President and Chief Executive Officer of Grown Rogue International Inc. (the “Issuer”), hereby certifies on behalf of the Issuer in connection with the filing of the preliminary short form prospectus of the Issuer dated March 23, 2021 (the “Prospectus”) pursuant to Section 2.2 of National Instrument 44-101 – Short Forms of Prospectus (“NI 44-101”), that:

(a)	the Issuer is an electronic filer under National Instrument 13-101- System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Issuer is a reporting issuer in at least one jurisdiction of Canada;

(c)	the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction:

(i)	under applicable securities legislation,

(ii)	pursuant to an order issued by the securities regulatory authority, or

(iii)	pursuant to an undertaking to the securities regulatory authority;

(d)	the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

(i)	current annual financial statements (as that term is more specifically defined under NI 44-101), and

(ii)	a current AIF (as that term is more specifically defined under NI 44-101);

(e)	the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer:

(i)	whose operations have ceased, or

(ii)	whose principal asset is cash, cash equivalents, or its exchange listing;

(f)	all of the material incorporated by reference in the Prospectus and not previously filed is being filed with the Prospectus.

DATED this 23rd day of March, 2021.

GROWN ROGUE INTERNATIONAL INC.

Per:	“J. Obie Stickler”
J. Obie Stickler
President and Chief Executive Officer